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Exhibit 99.1

CERTIFICATIONS

I, John A. Manzoni, certify that:

1.
I have reviewed this annual report on Form 40-F/A of Talisman Energy Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report.

March 14, 2008

By:	/s/ JOHN A. MANZONI
Name:	John A. Manzoni
Title:	President and Chief Executive Officer

CERTIFICATIONS

I, Philip D. Dolan, certify that:

1.
I have reviewed this annual report on Form 40-F/A of Talisman Energy Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report; and

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report.

March 14, 2008

By:	/s/ PHILIP D. DOLAN
Name:	Philip D. Dolan
Title:	Vice-President, Finance and Chief Financial Officer

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  Exhibit 99.1